UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Weatherford International public limited company

(Exact name of registrant as specified in its charter)

Ireland	001-36504	98-0606750
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Weststrasse 1, 6340 Baar, Switzerland	CH 6340
(Address of principal executive offices)	(Zip Code)

Karl Blanchard	713.836.4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 and 1.02	CONFLICT MINERALS DISCLOSURE AND REPORT; EXHIBIT
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Weatherford International plc (“Weatherford”) evaluated its supply chain to determine if conflict minerals, defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives tantalum, tin, and tungsten, were used in the production or functionality of products manufactured or contracted for manufacture by Weatherford in calendar year 2017.
Conflicts Mineral Disclosure
A copy of this Form SD and the Weatherford Conflict Minerals Report, filed as Exhibit 1.01 hereto, may be found on our website at www.weatherford.com under “Investor Relations” and “SEC Filings.”
Section 2 - EXHIBITS

Item 2.01	EXHIBITS
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2018	WEATHERFORD INTERNATIONAL PLC

/s/ Karl Blanchard
Karl Blanchard
Executive Vice President and Chief Operating Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
1.01	Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017.